Tracey L. McNeil
Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission

September 3, 2009

Re: SEC Comment letter dated July 24, 2009 to Preliminary Information Statement of Sunrise Energy Resources, Inc. dated July 1, 2009

Dear Ms. McNeil,

Thank you for your comment letter dated July 24, 2009. In response to the comments raised in your letter we have amended our Preliminary Information Statement to include applicable disclosure required by Item 14 of Schedule 14A. Set forth below are the answers to your specific comments:

1. We have reviewed Item 14 of Schedule 14A and have amended our filing accordingly.

2. We have amended our Schedule 14A filing to include the Summary Term Sheet and other information required by Item 14 of Schedule 14A and Item 1001 of Regulation M-A. Specifically, the Transaction resulted in the transfer of all assets and discontinuance of all operations of the Company. The Company plans to seek new business opportunities which may include a merger or a business combination.

3. The contact information of Millington Solutions LLC and the information on its business have been included in the amended filing.

4. All communications with Millington Solutions LLC have been disclosed in our quarterly Form 10-Q and annual Form 10-K filings under the Note “Millington Convertible Debentures”.  In the last Form 10-K for the year ended December 31, 2008 all information concerning Millington Solutions LLC was disclosed in Note #20 to the financial statements.  Further, our preliminary Information Statement has been amended to include the relevant information concerning Millington Solutions LLC in accordance with Item 1005(b) of Regulation M-A.

5. Our Schedule 14A filing has been amended to include the information with regard to Netherland Sewell and Associates as required by Item 1015(b) of Regulation M-A.

6. The Information Statement has been amended to incorporate our filing on Form 8-k dated March 16, 2009 by reference.

Please do not hesitate to contact us on (917) 4634210 if you should have any further comments and/or questions concerning our filings.

Yours truly,

/s/ Roman Livson
Roman Livson
Chief Financial Officer